SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 1 )
China Netcom Group Corporation (Hong Kong) Limited

(Name of Issuer)
Ordinary shares of par value US$0.04 per share

(Title of Class of Securities)
Y1505N 10 0

(CUSIP Number)
Chu Ka Yee
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 9, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1	NAME OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,162,654,101[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,162,654,101[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.06%

14	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 5,162,654,101 shares under the Undertakings described in Items 5 and 6 of the Schedule 13D filed on June 10, 2008. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1	NAME OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,162,654,101[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,162,654,101[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.06%

14	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 5,162,654,101 shares under the Undertakings described in Items 5 and 6 of the Schedule 13D filed on June 10, 2008. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1	NAME OF REPORTING PERSON CHINA UNICOM (BVI) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,162,654,101[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,162,654,101[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.06%

14	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 5,162,654,101 shares under the Undertakings described in Items 5 and 6 of the Schedule 13D filed on June 10, 2008. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

SCHEDULE 13D

CUSIP No.	Y1505N 10 0

1	NAME OF REPORTING PERSON CHINA UNICOM LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

HONG KONG

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,162,654,101[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,162,654,101[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.06%

14	TYPE OF REPORTING PERSON:

CO
1 The Reporting Person may be deemed to be the beneficial owner of 5,162,654,101 shares under the Undertakings described in Items 5 and 6 of the Schedule 13D filed on June 10, 2008. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertakings.

This Amendment No. 1 (this “Amendment No. 1”) amends the disclosure in Item 5 (“Interests in Securities of the Issuer”) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on June 10, 2008, relating to the ordinary shares of par value US$0.04 per share (the “Shares”) of China Netcom Group Corporation (Hong Kong) Limited, a corporation organized under the laws of Hong Kong (“China Netcom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 1 are defined in the Schedule 13D.
The Companies have been advised by Telefonica that Telefonica has acquired 181,233,782 additional Shares that are subject to the Undertaking of Telefonica described in Item 5 (“Interests in Securities of the Issuer”) and Item 6 (“Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer”) of the Schedule 13D. This Amendment No. 1 amends the previously reported number of Shares beneficially owned by each Reporting Person with shared voting power, the aggregate amount beneficially owned by each reporting person and the percent of class represented by such amount. Each of the Companies disclaims beneficial ownership of all Shares subject to the Undertakings.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Telecommunications Corporation			China United Telecommunications Corporation Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Chairman		Title:	Chairman
	Date:	September 11, 2008		Date:	September 11, 2008

China Unicom (BVI) Limited			China Unicom Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Director		Title:	Chairman and CEO
	Date:	September 11, 2008		Date:	September 11, 2008